

November 26, 2013

Via E-mail
Kevin J. Jacobs
Executive Vice President and Chief Financial Officer
Hilton Worldwide Holdings Inc.
7930 Jones Branch Drive, Suite 1100
McLean, VA 22102

Re: Hilton Worldwide Holdings Inc.
Amendment No. 2 to Form S-1
Filed November 8, 2013
File No. 333-191110

Dear Mr. Jacobs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 49

1.   On page 7, you disclose that you will redeem $96 million of debt on November 25, 2013. On page 94, you disclose that you made an unscheduled, voluntary debt repayment of $450 million on your secured mezzanine loans. Please tell us how you determined it was not necessary to record pro forma adjustments for these repayments and the related impact on interest expense.

Management, page 131

Executive Compensation, page 139

2.   We note your disclosure on page 147 that in connection with this offering, you also expect that your executive officers will surrender their (1) Class A-2 Units and vested Class B Units and receive in exchange vested shares of your common stock and (2)

unvested Class B Units and receive in exchange unvested shares of your restricted stock. We further note your disclosure that the number of vested shares will be determined in a manner intended to replicate the respective economic value associated with the Class A-2 Units and the Class B Units, as applicable, based upon the valuation derived from the initial public offering price. Please describe this exchange in greater detail, including the assumed number and value of common stock to be received in exchange for the Class A-2 Units, the vested Class B Units and the unvested Class B Units granted to your named executive officers or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Via E-mail
Joshua Ford Bonnie
Simpson Thacher & Bartlett LLP

Kristin A. Campbell
Hilton Worldwide Holdings Inc.